Exhibit 99.1

FOR IMMEDIATE RELEASE                                   Contact: Paul Breitnauer
                                                          Phone: 608-232-0402

                    CAPITOL TRANSAMERICA CORPORATION REPORTS
                              THIRD QUARTER RESULTS

     Madison, Wisconsin, November 14, 2001 - Capitol Transamerica Corporation (NASDAQ: CATA) reported a third quarter written premium increase of 30.3% on $32.6 million of gross premiums written in 2001 compared to $25.0 million for the same three months of 2000, the seventh consecutive double digit quarterly increase. For the nine months ended September 30, gross written premiums were $94.5 million, 23.0% higher than $76.8 million in written premiums for the same period in 2000. The increased premium volume is attributable to approximately 30% in renewal rate increases and 70% in business growth, primarily in the property and casualty lines.

     For the quarter ended September 30, 2001, the Company had a net loss of $2.2 million, or $0.20 per share, versus $3.3 million in income, or $0.30 per share, the prior year. On a year-to-date basis, the net loss for 2001 was $2.6 million, or $0.23 per share compared to $12.4 million in income or $1.11 per share in 2000. Excluding after-tax realized investment losses of $5.4 million, net operating earnings for the first nine months of 2001 was $2.8 million compared to $7.7 million in net operating earnings (which excluded $4.7 million in after-tax realized gains) for the same period in 2000.

     Pre-tax realized investment losses for the third quarter of 2001 represented $6.5 million of other-than-temporary market value declines for certain securities held in the Company's portfolio. Year to date, other-than-temporary market value losses recognized pursuant to Accounting FASB Statement No. 115 equaled $14.7 million on a pre-tax basis. No such write-downs were recognized in 2000.

     Net comprehensive income, which includes after-tax unrealized investment results, was $1.9 million, or $0.17 per share, for the nine months ended September 30, 2001. For the same period last year, comprehensive income was $15.5 million, or $1.41 per share. Net investment income for the nine month period increased 9.4% from $6.8 million in 2000 to $7.4 million this year.

     The Company's combined ratio for the first nine months of 2001 was 103.4% versus 93.5% through September 30, 2000. A significant portion of the higher ratio is attributable to development of prior year contract surety losses. For comparison purposes, the overall industry average combined ratio was 111.2% through the first half of 2001.

     For the third quarter, the Company's 2001 underwriting loss was $0.7 million, or $0.06 per share compared to a loss of $1.2 million, or $0.11 per share during the same period in 2000. The negative loss experience for both contract surety and property lines continued to stabilize during the third quarter.

     Book value per share at September 30, 2001 stood at $13.19 compared to $13.23 and $13.01 at December 31, 2000, and September 30, 2000, respectively. Shareholders' equity was $144.5 million as of September 30, 2001 compared to $145.7 million at December 31, 2000 and $143.8 million at September 30, 2000. Total assets increased 5.4% to $298.5 million from $283.3 million as of year-end 2000. The Company distributed an $0.08 dividend per share during the third quarter and $0.24 per share in dividends have been distributed in the first nine months of 2001 compared to $0.21 per share in 2000.

     Company Chairman George A. Fait stated that "The improvement in our underwriting results during the third quarter is a positive step for the Company and one we hope to build on for the fourth quarter and beyond. Top line growth continued at a substantial rate and the ongoing "hardening" of the market bodes well for future necessary premium rate increases. The $14.7 million of pre-tax other-than-temporary market declines recorded in 2001 have been the primary reason for our current year loss and we are well positioned for a rebound in the investment area to improve corporate profitability. Despite the net loss being reported this year, we are pleased that our cash flow position has increased at a substantial rate."

     Capitol Transamerica Corporation is an insurance holding company operating nationally and writing specialty lines of commercial property and casualty policies as well as fidelity and surety coverages through its subsidiary companies Capitol Indemnity Corporation and Capitol Specialty Insurance Corporation. A third subsidiary, Capitol Facilities Corporation, is a non-insurance entity available for other business opportunities. The Capitol Transamerica Group operates in 37 states and is rated A+ (Superior) by A.M. Best Company, Inc., an independent organization that analyzes the insurance industry. The Company previously announced the signing of a merger agreement under which Alleghany Corporation (NYSE: Y) will acquire Capitol Transamerica at a $16.50 per share cash price, subject to shareholder and regulatory approvals. Details of this press release, additional financial information, and recent filings can be found at the Company's website http://www.captrans.com through the NASDAQ Easy Links page.

     SAFE HARBOR STATEMENT - Some of the statements in this news release, as well as statements by the company in periodic press releases and oral statements made by the company's officials to analysts and shareholders in the course of presentations about the company, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, estimates subject to change in circumstances, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

                           Financial Highlights Follow

                            CAPITOL TRANSAMERICA CORPORATION
                                 SELECTED FINANCIAL DATA

                           CONSOLIDATED STATEMENTS OF OPERATIONS
                             (in thousands, except per share)
                                     Nine Months Ended               Three Months Ended
                                       September 30,                   September 30,
                               -----------------------------   -----------------------------
                                   2001            2000            2001            2000
                               -------------   -------------   -------------   -------------
REVENUES
  Gross premiums written        $    94,474     $    76,777     $    32,590     $    25,019
                                ===========     ===========     ===========     ===========
  Net premiums written          $    83,379     $    71,335     $    28,647     $    23,439
                                ===========     ===========     ===========     ===========
  Net premiums earned           $    73,457     $    64,833     $    26,137     $    22,752
                                -----------     -----------     -----------     -----------
EXPENSES
  Claims and claim expenses          50,730          37,740          17,140          15,694
  Other underwriting expenses        27,865          23,959           9,648           8,227
                                -----------     -----------     -----------     -----------
     Total Losses and
      Expenses Incurred              78,595          61,699          26,788          23,921
                                -----------     -----------     -----------     -----------

  Underwriting (loss) income         (5,138)          3,134            (651)         (1,169)

  Investment income                   7,442           6,800           2,599           2,297
  Realized investment
   (losses) gains                    (8,240)          7,275          (6,492)          3,296
  Other income                          450             253             182              96
                                -----------     -----------     -----------     -----------
     (Loss) Income Before
      Income Tax                     (5,486)         17,462          (4,362)          4,520
  Income tax (benefit) expense       (2,924)          5,066          (2,113)          1,197
                                -----------     -----------     -----------     -----------
       NET (LOSS) INCOME        $    (2,562)    $    12,396     $    (2,249)    $     3,323
                                ===========     ===========     ===========     ===========
(LOSS) EARNINGS PER SHARE
 - BASIC                        $     (0.23)    $      1.11     $     (0.20)    $      0.30
                                ===========     ===========     ===========     ===========
(LOSS) EARNINGS PER SHARE
 - DILUTED                      $     (0.23)    $      1.11     $     (0.20)    $      0.30
                                ===========     ===========     ===========     ===========

            COMPARATIVE FINANCIAL HIGHLIGHTS - Nine Months Ended September 30,
                                  2001        2000        1999        1998        1997
                                  ----        ----        ----        ----        ----
PER SHARE INFORMATION:
  Book value per share          $  13.19    $  13.01    $  12.02    $  11.65    $  12.11
  (Loss) earnings per share
   - diluted                       (0.23)       1.11        1.27        1.18        0.59
COMPANY STATISTICS (in
 thousands):
  Gross premiums written        $ 94,474    $ 76,777    $ 65,474    $ 68,228    $ 75,017
  Net investment income            7,442       6,800       6,739       6,892       6,241
  Realized investment
   (losses) gains                 (8,240)      7,275       7,796       7,569       4,030
  (Loss) income before
   income tax                     (5,486)     17,462      20,810      18,655       8,784
  Net (loss) income               (2,562)     12,396      14,365      13,300       6,661
  Net operating earnings           2,794       7,667       9,298       8,380       4,042
  Comprehensive income (loss)      1,860      15,542      (3,896)     (6,632)     21,628
  Cash and invested assets       245,069     224,919     221,534     221,856     226,816
  Total assets                   298,518     277,138     264,026     265,271     274,423
  Shareholders' investment       144,500     143,819     135,388     130,692     135,250
  Dividends paid                   2,630       2,339       2,375       2,372       3,487
INSURANCE OPERATING RATIOS,
 STATUTORY BASIS:
  Loss and loss adjustment
   expenses                         69.2%       58.4%       53.3%       59.4%       68.2%
  Underwriting expenses             34.2%       35.1%       37.5%       34.4%       33.0%
                                --------    --------    --------    --------    --------
  Combined ratios                  103.4%       93.5%       90.8%       93.8%      101.2%
                                ========    ========    ========    ========    ========

                             CAPITOL TRANSAMERICA CORPORATION
                                  SELECTED FINANCIAL DATA

                                      BALANCE SHEETS
                             (in thousands, except per share)

                                             September 30,    December 31,    September 30,
                                                 2001            2000             2000
                                             -------------    ------------    -------------
ASSETS
  Investments
    Available-for-sale investments,
     at fair value
      U.S. Government bonds (cost $25,
       $34 and $35, respectively)              $      27       $      36        $      37
      State and municipal bonds (cost
       $104,411, $84,236 and $79,613,
       respectively)                             110,507          89,732           83,464
      Corporate bonds (cost $1,078,
       $1,100 and $1,102, respectively)            1,063           1,074            1,075
      Common stock (cost $105,871,
       $123,504 and $123,862,
       respectively)                             107,616         119,413          119,542
      Preferred stock (cost $5,344,
       $6,470 and $6,009, respectively)            4,747           5,516            5,247
    Investment real estate                        11,507          11,009           10,944
    Short-term investments                         6,048           5,587            3,140
                                               ---------       ---------        ---------
      Total Investments                          241,515         232,367          223,449
  Cash                                             3,554           3,642            1,470
  Receivables                                     32,851          28,942           33,233
  Other assets                                    20,598          18,307           18,986
                                               ---------       ---------        ---------
           TOTAL ASSETS                        $ 298,518       $ 283,258        $ 277,138
                                               =========       =========        =========

LIABILITIES
  Reserves for losses and loss adjustment
   expenses                                    $  79,119       $  77,981        $  76,793
  Unearned premiums                               56,233          45,588           46,349
  Other liabilities                               18,666          13,989           10,177
                                               ---------       ---------        ---------
           TOTAL LIABILITIES                   $ 154,018       $ 137,558        $ 133,319
                                               ---------       ---------        ---------

SHAREHOLDERS' EQUITY
  Common stock, $1.00 par value,
   authorized 15,000 shares, issued
   11,563, 11,559 and 11,558 shares,
   respectively                                $  11,563       $  11,559        $  11,558
  Paid-in surplus                                 22,760          22,733           22,728
  Accumulated other comprehensive income
   (loss), net of deferred taxes of
   $2,515, $149 and ($440), respectively           4,716             278             (816)
  Retained earnings                              110,023         114,944          113,635
  Less treasury stock, 611, 550 and 506
   shares, respectively, at cost                  (4,562)         (3,814)          (3,286)
                                               ---------       ---------        ---------
           TOTAL SHAREHOLDERS' EQUITY            144,500         145,700          143,819
                                               ---------       ---------        ---------

           TOTAL LIABILITIES AND
            SHAREHOLDERS' EQUITY               $ 298,518       $ 283,258        $ 277,138
                                               =========       =========        =========

BOOK VALUE PER SHARE                           $   13.19       $   13.23        $   13.01
                                               =========       =========        =========

SHARES OUTSTANDING                                10,952          11,009           11,052
                                               =========       =========        =========